Curaleaf Holdings, Inc. Investor Relations Curaleaf Expands Florida Presence with Edgewater Dispensary Opening Curaleaf retail footprint grows to 74 Florida locations and 166 nationwide STAMFORD, Conn., July 15, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced the opening of its newest Florida dispensary on Friday, July 17 located at 2115 S Ridgewood Ave., Edgewater, FL. With this opening, the Company's Florida footprint expands to 74 locations and brings its total nationwide store count to 166. Located in the heart of Edgewater's scenic waterfront community, Curaleaf Edgewater sits among local businesses and amenities and within close proximity to Bottle Island and Veterans Memorial Park. The dispensary offers a range of brands with a variety of form factor options, including Curaleaf's Florida-inspired Reef flower, Anthem pre-rolls, Dark Heart ultra-premium flower, Grassroots premium flower, and new options from Select, including the new 2-gram, all-in-one Briq 2 vape with Flavor Protection Technology™. "Our new Curaleaf Edgewater location marks our 74th Florida medical dispensary and our second location in Volusia County," said Boris Jordan, Chairman and CEO of Curaleaf. "As we continue expanding our footprint across the state, we remain focused on serving the growing medical cannabis community with trusted products designed with Florida patients in mind. With the medical cannabis market serving approximately 4% of the state population, our expansion plans are centered on identifying areas across Florida that could benefit from greater access amid the evolving regulatory backdrop." A grand opening celebration will take place at Curaleaf Edgewater on Friday, July 24th and Saturday, July 25, from 9:00 a.m. to 8:30 p.m. The celebration will include a ribbon cutting ceremony, exclusive custom merch, the chance to win a grow tour, hourly giveaways, and limited time offers throughout the weekend. The location will operate regularly from 9:00 a.m. to 8:30 p.m. Monday through Saturday, and 10:00 a.m. to 7:00 p.m. ET on Sunday. For more information on Curaleaf's Florida dispensaries, products, and patient resources, please visit https://curaleaf.com/dispensary/florida. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the opening of a dispensary in Edgewater, Florida. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on February 26, 2026, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer

IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-07-15-Curaleaf-Expands-Florida-Presence-with-Edgewater-Dispensary-Opening